United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission file number 1-7784

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CENTURYTEL, INC.
UNION GROUP INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTURYTEL, INC.
100 CENTURYTEL DRIVE
MONROE, LA 71203

Report of Independent Registered Public Accounting Firm

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Union Group Incentive Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Union Group Incentive Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
June 16, 2006

CENTURYTEL, INC.
UNION GROUP INCENTIVE PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

PLAN ASSETS
Investments, at fair value	$54,315,661	45,695,966
Cash	338	-
Contributions receivable - employer	21	85,488
Contributions receivable - participants	36	-

NET ASSETS AVAILABLE FOR BENEFITS	$54,316,056	45,781,454

See accompanying notes to financial statements.

CENTURYTEL, INC.
UNION GROUP INCENTIVE PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions to net assets:
Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$686,725
Common stocks	(125,764)
Dividend and other income	2,157,692
Interest income	163,805
Net investment income	2,882,458

Contributions:
Participants	5,814,216
Company	2,355,649
Total contributions	8,169,865
Total investment income and contributions	11,052,323

Deductions from net assets:
Participant withdrawals	2,517,721

Net increase	8,534,602

Net assets available for benefits:

Beginning of year	45,781,454

End of year	$54,316,056

See accompanying notes to financial statements.

CENTURYTEL, INC.
UNION GROUP INCENTIVE PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

Basis of Presentation

The CenturyTel, Inc. Union Group Incentive Plan (the Plan) was established on June 1, 1983. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits as of December 31, 2005 and 2004 and changes in net assets available for benefits for the year ended December 31, 2005. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Participation

Participation in the Plan is available to each eligible employee of CenturyTel, Inc. (the Company) whose compensation and conditions of employment are covered by certain collective bargaining agreements.

In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of his eligible pay; however, the total amount contributed to the Plan cannot exceed $14,000 for 2005 (as adjusted from year to year in accordance with Federal Law). The percentage of compensation a participant elects to defer applies to the participant’s W-2 earnings not in excess of $210,000 for 2005 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee.

Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2005 was $4,000; the amount will increase by $1,000 to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to a percentage, as determined by the participant’s applicable collective bargaining agreement, of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's eligible compensation contributed to the Plan by the employee. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants’ accounts (Additional Match Account). During 2005, the Company contributed $2,355,649 to the Plan, all of which related to contributions made to the Employer Match Account.

The interest of a participant in his Elective Deferral Account and his Rollover/Transfer Account is fully vested and non-forfeitable at all times.

The interest of a participant in his Employer Match Account and Additional Match Account vests as follows:

Years of Service	Percentage Vested

Less than 1	0%
1	20
2	40
3	60
4	80
5	100

In the event of death, disability, or upon reaching age 65, the Employer Match Account and Additional Match Account become fully vested.

Reports to Participants

Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

Forfeitures

A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts may be utilized first to satisfy any restorations for the year. Any remaining forfeitures shall be applied to offset future employer contributions.

Distributions

If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

Withdrawals

A participant who is an employee and over age 59 1/2 may make withdrawals from his vested investment accounts prior to normal distribution requirements being met. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account, the vested interest in an Employer Match Account, or the vested interest in an Additional Match Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the participant’s principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

Loans to Participants

The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the vested account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed fifteen years.

Trustee

The Trustee of the Plan, as of December 31, 2005, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

Administration

The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

Investment Valuation and Income Recognition

Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market price on December 31, 2005 and 2004, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. However, the Company is required to comply with all relevant provisions of the applicable labor agreements.

(2)	DESCRIPTION OF THE FUNDS

The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2005:

(a)	CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($2,148,494 and $2,073,771 at December 31, 2005 and 2004, respectively).

(b)	Loan Fund - represents loans to participants from the participants' investment accounts ($3,155,683 and $2,550,968 at December 31, 2005 and 2004, respectively).

(c)	American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($2,075,603 and $1,840,983 at December 31, 2005 and 2004, respectively).

(d)	Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($1,945,278 and $1,284,389 at December 31, 2005 and 2004, respectively).

(e)	Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($671,551 and $481,213 at December 31, 2005 and 2004, respectively).

(f)
Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in common stocks of small companies ($2,563,136 and $2,009,894 at December 31, 2005 and 2004, respectively).

(g)
PIMCO Low Duration III Institutional Fund - consists primarily of investments in debt securities with an average duration between one and three years ($29,553 and $32,723 at December 31, 2005 and 2004, respectively).

(h)	PIMCO Total Return Fund - consists primarily of investments in debt securities ($4,875,665 and $4,639,479 at December 31, 2005 and 2004, respectively).

(i)
Allianz NFJ Small Cap Value Institutional Fund - (formerly PIMCO NFJ Small Cap Value Institutional Fund) consists primarily of investments in common stocks of companies with market capitalizations between $100 million and $1.8 billion that have below average P/E ratios relative to their industries and U.S. depositary receipts ($828,383 and $177,748 at December 31, 2005 and 2004, respectively).

(j)
T. Rowe Price Retirement Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($628,050 and $337,262 at December 31, 2005 and 2004, respectively).

(k)
T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($1,274,165 and $866,417 at December 31, 2005 and 2004, respectively).

(l)
T. Rowe Price Retirement 2015 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2015 ($272,154 at December 31, 2005).

(m)
T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($812,510 and $335,241 at December 31, 2005 and 2004, respectively).

(n)
T. Rowe Price Retirement 2025 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2025 ($39,374 at December 31, 2005).

(o)
T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($778,710 and $437,652 at December 31, 2005 and 2004, respectively).

(p)
T. Rowe Price Retirement 2035 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2035 ($20,535 at December 31, 2005).

(q)
T. Rowe Price Retirement 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($296,213 and $174,160 at December 31, 2005 and 2004, respectively).

(r)	T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($12,531,704 and $11,837,422 at December 31, 2005 and 2004, respectively).

(s)
T. Rowe Price Equity Index 500 Fund - consists of investments in the same stocks and in substantially the same percentages as the S&P 500 Index ($6,125,424 and $5,881,778 at December 31, 2005 and 2004, respectively).

(t)
T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($5,224,486 and $3,851,025 at December 31, 2005 and 2004, respectively).

(u)	T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($8,018,990 and $6,883,841 at December 31, 2005 and 2004, respectively).

Investments in Loan Fund, PIMCO Total Return Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Mid-Cap Growth Fund, and T. Rowe Price Summit Cash Reserves Fund were each greater than 5% of assets available for benefits at December 31, 2005.

A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions and contribution percentage at any time.

(3)	INCOME TAXES

The Plan and related trust are designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in September 2003 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Fidelity Investments (Fidelity), Capital Research and Management Company (Capital), Harris Associates (Harris), Morgan Stanley Investment Management Inc. (Morgan Stanley), Allianz Global Investors of America (Allianz), or Pacific Investment Management Company (PIMCO). T. Rowe Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Fidelity, Capital, Harris, Morgan Stanley, Allianz, and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $76,591 for the year ended December 31, 2005.

(5)	CONCENTRATION OF INVESTMENTS

Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Capital, Fidelity, Harris, Morgan Stanley, Allianz, or PIMCO. The remaining assets available for benefits are invested in CenturyTel Common Stock and loans to participants.

CENTURYTEL, INC.
UNION GROUP INCENTIVE PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower,			Current
lessor or similar party	Description of Investment		Value

Investment in CenturyTel Common Stock	64,792	shares at $33.16 per share	$2,148,494

Loan Fund (interest rates ranged
from 5.0% to 11.5%)			3,155,683	(Note 1)

Investment in Mutual Funds for
Qualified Employee Benefit Plans:
Managed by Capital Research and Management Company:
American Funds Amcap, R4	108,956	shares at $19.05 per share	2,075,603
Managed by Fidelity Investments:
Fidelity Diversified International	59,781	shares at $32.54 per share	1,945,278
Managed by Harris Associates:
Oakmark Equity & Income Fund, Class I	26,884	shares at $24.98 per share	671,551
Managed by Morgan Stanley:
Institutional Fund Small Company Growth Portfolio B	208,216	shares at $12.31 per share	2,563,136
Managed by PIMCO:
PIMCO Low Duration III	3,003	shares at $9.84 per share	29,553
PIMCO Total Return Fund	464,349	shares at $10.50 per share	4,875,665	(Note 1)
Managed by Allianz Global Investors of America:
Allianz NFJ Small Cap Value Institutional Fund	27,864	shares at $29.73 per share	828,383
Managed by T. Rowe Price:
Retirement Income Fund	50,405	shares at $12.46 per share	628,050
Retirement 2010 Fund	87,451	shares at $14.57 per share	1,274,165
Retirement 2015 Fund	24,256	shares at $11.22 per share	272,154
Retirement 2020 Fund	51,984	shares at $15.63 per share	812,510
Retirement 2025 Fund	3,433	shares at $11.47 per share	39,374
Retirement 2030 Fund	47,223	shares at $16.49 per share	778,710
Retirement 2035 Fund	1,767	shares at $11.62 per share	20,535
Retirement 2040 Fund	17,876	shares at $16.57 per share	296,213
Equity Income Fund	483,476	shares at $25.92 per share	12,531,704	(Note 1)
Equity Index 500 Fund	182,576	shares at $33.55 per share	6,125,424	(Note 1)
Mid-Cap Growth Fund	96,500	shares at $54.14 per share	5,224,486	(Note 1)
Summit Cash Reserves Fund	8,018,990	shares at $1.00 per share	8,018,990	(Note 1)
			$54,315,661

Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:	(1)	These investments are greater than 5% of assets available for benefits.

	(2)	Information on costs of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CenturyTel, Inc.
Union Group Incentive Plan

June 28, 2006	/s/ R. Stewart Ewing, Jr.
R. Stewart Ewing, Jr.
Retirement Committee Member and
Executive Officer of Issuer of Plan Securities

CENTURYTEL, INC.
UNION GROUP INCENTIVE PLAN

Index to Exhibits

Exhibit Number

23.1  Consent of Independent Registered Public Accounting Firm